UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 31, 2026, GCL Global Holdings Ltd. (“GCL”) issued a press release announcing its financial results for the fiscal year ended March 31, 2026, a copy of which is being furnished as Exhibit 99.1 hereto. As previously announced, GCL hosted a conference call to discuss its fiscal year 2026 results on Friday, July 31, 2026, at 8:00 a.m. EDT. An investors deck related to the conference call is being furnished as Exhibit 99.2 hereto.

Exhibits

99.1	Press release dated July 31, 2026 announcing financial results for the fiscal year ended March 31, 2026.
99.2	GCL Fiscal Year 2026 Earnings Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 31, 2026	GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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